

NEWS RELEASE

Orla Mining Reaches Major Milestone in Nevada with Notice of Intent for South Railroad Project
Company Working with Cooperating Agencies to Fast-Track Timeline to Construction

Vancouver, BC – August 13, 2025 - **Orla Mining Ltd.** (TSX: OLA; NYSE: ORLA) ("Orla" or the "Company") is pleased to announce that the U.S. Department of the Interior Bureau of Land Management ("BLM") has published the Notice of Intent ("NOI") for the South Railroad Project ("South Railroad" or the "Project") in the Federal Register. South Railroad is located in Nevada, USA and forms part of the Company's larger South Carlin Complex ("South Carlin") land package located on the prolific Carlin Trend.

The publication of the NOI represents a major milestone in the federal permitting process, as it formally initiates the process to complete the National Environmental Policy Act ("NEPA") review and preparation of an Environmental Impact Statement by the BLM. Following receipt of all required state and federal permits, anticipated within 12 months, onsite construction can begin. The Company will seek opportunities to accelerate timeline to construction, where possible.

"The publication of the Notice of Intent marks a significant milestone for our South Railroad project, continuing the process towards receipt of final permits. South Railroad is the next pillar in Orla's organic growth strategy toward annual gold production of 500,000 ounces. We thank the BLM, the Secretary of the Interior Burgum, and the US Administration for their continued support of American mineral development and production. We will work with our cooperating agencies to fast-track the timeline to onsite construction start, and ultimately first gold production."

- *Jason Simpson, President and Chief Executive Office of Orla*

South Railroad, 100% owned by Orla, is a low-complexity, feasibility-stage heap leach project. Orla plans to provide an update to South Carlin's mineral resource, mineral reserve estimate, and feasibility study for the Project in the fourth quarter 2025. The South Carlin Complex is located on a prospective 25,000-hectare land package, on the Carlin Trend, which provides opportunities for resource growth and new discoveries. The Company has already commenced detailed project engineering and will begin ordering long lead equipment this year to de-risk project development in anticipation of final permits in 2026. The Company has secured sufficient sage grouse credits and has outlined strategies to secure water rights needed for construction, operations, and reclamation.

Additional detail from the Bureau of Land Management available here: https://www.federalregister.gov/documents/2025/08/13/2025-15310/notice-of-intent-to-prepare-an-environmental-impact-statement-for-the-proposed-south-railroad-mine.



Qualified Persons Statement

The scientific and technical information in this news release was reviewed and approved by Mr. J. Andrew Cormier, P. Eng., Chief Operating Officer of the Company, who is the Qualified Person as defined under NI 43-101 standards.

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has three material projects, consisting of two operating mines and one development project, all 100% owned by the Company: (1) Camino Rojo, in Zacatecas State, Mexico, an operating gold and silver open-pit and heap leach mine. The property covers over 139,000 hectares which contains a large oxide and sulphide mineral resource, (2) Musselwhite Mine, in Northwestern Ontario, Canada, an underground gold mine that has been in operation for over 25 years and produced over 6 million ounces of gold, with a long history of resource growth and conversion, and (3) South Railroad, in Nevada, United States, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend in Nevada. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

For further information, please contact:

Jason Simpson
President & Chief Executive Officer

Andrew Bradbury
Vice President, Investor Relations & Corporate Development

www.orlamining.com
investor@orlamining.com

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding the development of the South Railroad Project, including receipt and timing of remaining permits, the timing of construction, the Company's ability to accelerate permitting timelines, the timing of the updated resource and reserve estimate and feasibility study and the opportunity for resource growth and new discoveries; the Company's growth strategy of reaching 500,000 ounces of annual production; as well as the Company's other goals and strategies. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding: the future price of gold and silver; anticipated costs and the Company's ability to fund its programs; the Company's ability to carry on exploration, development, and mining activities; the Company's ability to successfully integrate the Musselwhite Mine; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; currency exchange rates remaining as estimated; prices for energy inputs, labour, materials, supplies and services remaining as estimated; the Company's ability to secure and to meet obligations under property agreements, including the layback agreement with Fresnillo plc; that all conditions of the Company's credit facility will be met; the timing and results of drilling programs; mineral reserve and mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company's mineral properties; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of projects; the timing of cash flows; the costs of operating and exploration expenditures; the Company's ability to operate in a safe, efficient, and effective manner; the Company's ability to obtain financing as and when required and on reasonable terms; that the Company's activities will be in accordance with the Company's public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: uncertainty and variations in the estimation of mineral resources and mineral reserves; risks related to the Company's indebtedness and gold prepayment; risks related to exploration, development, and operation activities; foreign country and political risks, including risks relating to foreign operations; tailings risks; reclamation costs; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; environmental and other regulatory requirements; loss of, delays in, or failure to get access from surface rights



owners; uncertainties related to title to mineral properties; water rights; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility studies; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold and silver; risks related to the Cerro Quema Project; unknown labilities in connection with acquisitions; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; the Company's limited operating history; litigation risks; the Company's ability to identify, complete, and successfully integrate acquisitions; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; the Company not having paid a dividend; risks related to the Company's foreign subsidiaries; risks related to the Company's accounting policies and internal controls; the Company's ability to satisfy the requirements of Sarbanes–Oxley Act of 2002; enforcement of civil liabilities; the Company's status as a passive foreign investment company (PFIC) for U.S. federal income tax purposes; information and cyber security; the Company's significant shareholders; gold industry concentration; shareholder activism; other risks associated with executing the Company's objectives and strategies; as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 18, 2025, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.